                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*
                                          ---

                               NFO Worldwide, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  629103 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

           James B. Wood                   Walter P. Smith
           Prognostics Corp.               9 Valley Oak
           900 Hansen Way                  Portola Valley, CA 94028
           Palo Alto, CA 94304-1060
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 3, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 2 of 7 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                                                                  James B. Wood
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  [ ]
     of a Group*                                                       (b)  [X]
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                        OO

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to       [ ]
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                  United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               747,766
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               747,766
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        747,766
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                           3.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 3 of 7 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                        Walter P. Smith Trust Agreement dated February 20, 1986
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  [ ]
     of a Group*                                                       (b)  [X]
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                        OO

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to       [ ]
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             1,153,594
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             1,153,594
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,153,594
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                           5.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                             OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 4 of 7 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                                                                Walter P. Smith
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  [ ]
     of a Group*                                                       (b)  [X]
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                        AF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to       [ ]
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                  United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             1,153,594
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             1,153,594
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,153,594
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                           5.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 5 of 7 Pages


Except as set forth herein, there has been no change in the information set forth in the report on Schedule 13D filed by the reporting persons on August 21, 1997.

ITEM 1.    SECURITY AND ISSUER.

(b) On or about October 14, 1997, NFO Research, Inc. changed its corporate name to NFO Worldwide, Inc. (hereinafter "NFO").

ITEM 4.    PURPOSE OF TRANSACTION.

       The purpose of this Amendment No. 1 is to report recent sales of NFO Common Stock by the reporting persons. On November 3, 1997, the trust formed pursuant to the Walter P. Smith Trust Agreement dated February 20, 1986 (the "Trust") and James B. Wood sold
       302,672 shares and 230,000 shares, respectively, of NFO's Common Stock pursuant to that certain Registration Statement (File No. 333-38497) on Form S-3 filed by NFO with the Securities and Exchange Commission on October 22, 1997.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by each reporting person. The following information is based upon information regarding the number of securities outstanding as supplied by NFO.

                                  Number of Shares       Percentage of Class
Person                           Beneficially Owned       Beneficially Owned
                               --------------------      ----------------------
                                           Right to                    Right to
                               Aggregate   Acquire        Aggregate    Acquire
                               ---------   --------       ---------    --------
James B. Wood                    747,766      -              3.6%         -

Walter P. Smith
  Trust Agreement
  dated February 20, 1986      1,153,594      -              5.6%         -

Walter P. Smith                    -       1,153,594          -          5.6%

(b) The information contained in Lines (7), (8), (9) and (10) of the cover pages hereof (Pages 2 through 4) is incorporated herein by this reference.

(c) On November 3, 1997, the Trust and James B. Wood sold 302,672 shares and 230,000 shares, respectively, of NFO's Common Stock pursuant to that certain Registration Statement (File No. 333-38497) on Form S-3 filed by NFO with the Securities and Exchange Commission on October 22, 1997. All such sales were effected on the Nasdaq National Market through William Blair & Company L.L.C. at a price of $17.25 per share.

(e) On or about November 3, 1997, James B. Wood ceased to be the beneficial owner of more than 5% of the Common Stock of NFO.

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 6 of 7 Pages


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           A. Attached hereto as Exhibit "A" is a copy of the reporting persons' agreement pursuant to Rule 13d-1(f)(1)(iii).

           B. NFO Worldwide, Inc.'s Registration Statement on Form S-3 (File No. 333-38497) filed with the Securities and Exchange Commission on October 22, 1997 is incorporated herein by reference.

CUSIP No. 629103 10 2            SCHEDULE 13D                 Page 7 of 7 Pages


                                  SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1997                 /s/ James B. Wood
                                          --------------------------
                                          James B. Wood



Dated:  December 30, 1997                 Walter P. Smith Trust
                                          Agreement dated February 20, 1986


                                          By: /s/ Walter P. Smith
                                              ----------------------
                                              Walter P. Smith, Trustee


Dated:  December 30, 1997                 /s/ Walter P. Smith
                                          --------------------------
                                          Walter P. Smith

                              EXHIBIT A
                              ---------

                              AGREEMENT
                              ---------

    This will memorialize the agreement by and among all of the undersigned that the Amendment No. 1 to Schedule 13D identifying each of the undersigned as "reporting persons" and mailed to NFO Worldwide, Inc. ("NFO") and filed with the Securities and Exchange Commission on or about December 30, 1997 with respect to the beneficial ownership of shares of NFO's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 30, 1997            /s/ James B. Wood
                                     -------------------------------
                                     James B. Wood


Dated:  December 30, 1997            Walter P. Smith Trust
                                     Agreement dated February 20, 1986


                                     By: /s/ Walter P. Smith
                                         ---------------------------
                                         Walter P. Smith, Trustee



Dated:  December 30, 1997            /s/ Walter P. Smith
                                     -------------------------------
                                     Walter P. Smith